UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70833

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vex Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 West San Carlos Street Suite 600
(No. and Street)

San Jose	CA	95110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian M Moran	704-840-5943	brian@vexsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road #270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

01/1986	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Brian M Moran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vex Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mecklenburg County, North Carolina
I certify that the following person(s) personally appeared before me this day, each acknowledging to me that he or she signed the foregoing document:

Name(s): BRIAN MICHAEL MORAN
Date: 04-15-2024

RAJ PATEL, Notary Public
My commission expires: 06-12-2028

RAJ PATEL
NOTARY PUBLIC
Mecklenburg County, NC
My Comm. Expires:06-12-2028

Signature:

Title:
CCO

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [x] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VEX SECURITIES, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17A-5
under the Securities
Exchange Act of 1934

DECEMBER 31, 2023

Report of Independent Registered Public Accounting Firm

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vex Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vex Securities, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the period of August 1, 2023 through December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vex Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vex Securities, LLC's management. Our responsibility is to express an opinion on Vex Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vex Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934, Schedule II – Computation for Determination of the Reserve Requirements Under the Securities and Exchange Commission Rule 15c3-3, and Schedule III – Information Relating to the Possession or Control Requirements Under the Securities and Exchange Commission Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Vex Securities, LLC's financial statements. The supplemental information is the responsibility of Vex Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Vex Securities, LLC's auditor since 2024.
Walnut Creek, California
April 12, 2024

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vex Securities, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption pursuant to SEC Rule 17a-5, in which (1) Vex Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to operating an alternative trading system; and Digital asset securities transactions: 4 step process: operate an Alternative Trading System in accordance with the Joint Statement issued by SEC and FINRA. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vex Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vex Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 12, 2024

VEX SECURITIES, LLC
Financial Statements
for the Period August 1, 2023 through December 31, 2023,
Table of Contents

VEX SECURITIES, LLC
STATEMENT OF
FINANCIAL CONDITION
For the Period August 1,2023 through December 31, 2023

ASSETS

Cash and cash equivalents.	$30,263
Total Assets	$30,263

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$20,760
Member's Equity	$9,503
Total Liabilities and Member's Equity	$30,263

The accompanying notes are an integral part of this financial statement.

VEX SECURITIES, LLC
STATEMENT OF
OPERATIONS
For the Period August 1,2023 through December 31, 2023

REVENUES		
Placement fees	$	-0-
Other income		-0-
Total Revenue		-0-
EXPENSES		
Commissions		-0-
Salaries		72,853
Technology and communications		79,154
Professional fees		32,600
Regulatory		300
Occupancy (related party)		6,994
Other operating expenses		3,236
Total Expenses		195,137
Net Loss		$(195,137)

The accompanying notes are an integral part of this financial statement.

VEX SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the period August 1, 2023 through December 31, 2023

Balance, August 1, 2023	$ 87,301
Member's contributions	187,339
Member's distributions, Net	(70,000)
Net Loss	(195,137)
Balance, December 31,2023	$9,503

The accompanying notes are an integral part of this financial statement.

VEX SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the period August 1, 2023 through December 31, 2023

Cash flow used in operating activities.

Net loss	$(195,137)
Changes in assets and liabilities	
Increase in accounts payable and accrued expenses	7,531
Net cash used in operating activities	(187,606)
Cash flows provided by financing activities:	
Member's Contribution, Net of Distributions	117,399
Net cash provided by financing activities	117,339
Net decrease in cash and cash equivalents	(70,267)
Cash and cash equivalents, beginning	100,507
Cash and cash equivalents, end	$30,263

The accompanying notes are an integral part of this financial statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: VEX Securities LLC (the "Company"). is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware limited liability company (LLC) and a wholly owned subsidiary of VEX Holdings LLC (the "Parent" and sole member}. The Company operates an Alternative Trading System of Digital Asset Securities Transactions in accordance with the four (4) step process per the joint statement issued by the SEC and FINRA.

The Company does not carry accounts of or for customers. The Company does not receive customer funds or securities, or self-clear customer transactions through a separate account and does not receive or hold funds *or* securities for customers, either directly or indirectly or otherwise owe such funds and securities to customers. Accordingly, the Company relies on Footnote 74.

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States ("GAAP").

Cash and cash equivalents: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances more than FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As December 31, 2023, the Company had well under the FDIC limit of $250,000.

Fair value of financial instruments: All the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: The Company carries accounts receivable on a gross basis. with no discounting for bad debts. It is management's policy to review the trade accounts annually for collectability. There is no collateral held by the Company for accounts receivable. Interest is not accrued on accounts receivable.

Income taxes: The Company, with the consent of its member. has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes.

In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes have been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainly in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included in an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2019.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from contracts with customers:

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606).

Accounting Standards Codification (ASC) 606 provides businesses with universal approach to recognize income. The ASC 606 standards affect pricing and customer contracts for both private and public businesses and describe how to recognize the revenue from those c contracts. The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Significant Judgements

Revenue from contracts with customers includes placement fees, retainer income, and consulting income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers:

The Company provides placement services related to capital raising activities. Revenue for placement services is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers received from customers are nonrefundable and recognized upon execution of the contract.

Consulting income received from customers are recognized at a point in time when the services are completed.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $9,503 which was $4,503 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 2.18 to 1.0.

NOTE C - RELATED PARTY TRANSACTIONS

During 2023 the Company had an expense sharing agreement ("ESA") in place with its Parent as it relates to rent, technology, communication and personnel services provided by the Parent. The Company's expenses, pursuant to the terms of the ESA for the year ended December 31, 2023, was $187,399.

NOTE D- BUSINESS CONCENTRATIONS

On December 31, 2023, the firm had no revenue but the firm's plan for an Operational. Alternative Trading System is going live in 2024.

As of December 31, 2023, one vendor made up approximately 90% of the outstanding accounts payable balance.

NOTE E - COMMITMENTS AND CONTINGENCIES

Contingent liabilities arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that liabilities can be assessed and the amount of the assessment and/or remediation can be reasonably estimated.

NOTE F - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date which the financial statements were available to be issued and has determined that the Company had no events occurring after December 31, 2023, requiring disclosure or recognition.

NOTE G – MANAGEMENT PLAN

The Company began operating as a broker/dealer on August 1, 2023. The Company had a net loss of $195,137 while the parent company contributed $187,339. during the year. The parent company has the intent and ability to continuing funding the company as needed for the next twelve (12) months.

VEX SECURITIES, LLC

Supplementary Information Pursuant to Rule 17(a)-5 of the Securities Exchange Act of 1934

December 31, 2023

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

VEX SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2023

Net Capital	
Total member's equity qualified for net capital.	$9,503
Deduction for non-allowable assets:	(-0-)
Net Capital before Haircuts	9,503
less haircuts	-0-
Net capital	$9,503
Minimum net capital required	5,000
Excess net capital	4,503
Aggregate Indebtedness: Liabilities, net of unearned revenue	20,760
Minimum net capital based on aggregate indebtedness.	1,384
Ratio of aggregate indebtedness to Net capital	2.1

There are no material differences between the preceding calculation and the Company's. corresponding amended unaudited Part IIA of Form X-17A-5 as of December 31. 2023

VEX SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2023
(PURSUANT TO RULE 17a-5)

The Company does not hold and has not held customer funds or securities throughout the period being and therefore is not required to calculate reserve requirements under the provisions of Footnote 74 of SEC Release No. 34-70073.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2023

The Company does not hold and has not held customer funds or securities throughout the period being and therefore is not required to calculate reserve requirements under the provisions of Footnote 74 of SEC Release No. 34-70073 of the rule.

VEX SECURITIES, LLC
STATEMENT OF EXEMPTION

VEX Securities, LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a- 5(d)(I) and (4). To the best of its knowledge and belief the Company asserts the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240,15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company operates an Alternative Trading System of Digital Asset Securities Transactions in accordance with the four (4) step process operating an Alternative Trading System in accordance with the joint statement issued by the SEC and FINRA. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts for or customers; and (3) did not carry PAB accounts (as defined by SEC Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Brian Moran swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Brian M Moran

Chief Compliance Officer

VEX SECURITIES, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the period August 1,2023 through December 31, 2023

Determination of SIPC Net Operating

Revenue Total Revenues (FOCUS line	$-0-
12/Part IIA line 9) Additions	-0-
Deductions	-0-
SIPC Net Operating Revenues	$-0-

Determination of General

Assessment: SIPC Net	
Operating Revenues General	$-0-
Assessment@ 0.0015	-0-

Assessment Remittance:

Less: Payment made with Form SIPC-6 on	-0-
July, 29, 2023 Assessment Balance Due	-0-

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2023:

SIPC Net Operating Revenues as computed by the Company on Form SIPC·7	$ -0-
SIPC Net Operating Revenues as computed above	-0-
Difference	**-0-**
Remittance Owed	$0

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vex Securities, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption pursuant to SEC Rule 17a-5, in which (1) Vex Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to operating an alternative trading system; and Digital asset securities transactions: 4 step process: operate an Alternative Trading System in accordance with the Joint Statement issued by SEC and FINRA. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vex Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vex Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 12, 2024

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
of Vex Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the period of August 1, 2023, through December 31, 2023. Management of Vex Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the period ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the period ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the period ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the period ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 12, 2024